MODERN CAPITAL FUNDS TRUST
1701 Meeting Street
Charleston, SC 29464

July 3, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidelity Bond Filing Pursuant to Rule 17g-1 Modern Capital Funds Trust – File No. 811-23582

Dear Sir or Madam:

Pursuant to Rule 17g-1 (the “Rule), subparagraph (g)(1), of the Investment Company Act of 1940, as amended, attached for filing on behalf of the Modern Capital Funds Trust (the “Trust”), are:

1.	a copy of the Investment Company Bond numbered J0600099A to which the Trust is a named insured for the period April 28, 2023 through April 28, 2024 (the “Bond”);
2.
a copy of the resolutions unanimously adopted by the Board of Trustees of the Trust (including those who are not “interested persons” of each Trust as defined in the 1940 Act), which approved the Bond in the aggregate amount of $2,500,000 with Chubb Group of Insurance Companies; and

3.	a copy of the agreement concerning joint insured bond by and among the Trust, Starboard Investment Trust, Spinnaker ETF Series and Wonderfund Trust entered into pursuant to paragraph (f) of the Rule.

The Bond’s premium for the period from April 28, 2023 to April 28, 2024 has been paid.

Please be advised that the amount of a single insured bond which the Trust would have provided and maintained had it not been named as an insured under a joint insured bond, pursuant to paragraph (d) of the Rule is as follows:

Modern Capital Funds Trust	$300,000

Sincerely,

/s/ Kristof Wild
Kristof Wild
Secretary, Modern Capital Funds Trust

Enclosures

CERTIFICATE
MODERN CAPITAL FUNDS TRUST
I, Kristof Wild, Secretary of the Modern Capital Funds Trust (the “Trust”), hereby certify that the following is a true copy of the resolutions adopted by the Board of Trustees of the Trust through a Consent to Action Without a Meeting dated April 25, 2023:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Federal Insurance company, a member of the Chubb Group of Insurance Companies, in the amount of $2,500,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties; and it is further
RESOLVED, that the Allocation Agreement between the Trust and the other named insureds under the Bond is approved in substantially the form attached to this Consent and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust; and it is further
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and it is further
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T; and it is further

RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement; and it is further
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and it is further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.

IN WITNESS WHEREOF, I have signed this certificate on the 27th day of June, 2023.

MODERN CAPITAL FUNDS TRUST

/s/ Kristof Wild
Kristof Wild, Secretary

AGREEMENT CONCERNING JOINT INSURED BOND

This AGREEMENT CONCERNING JOINT INSURED BOND among the Starboard Investment Trust, Spinnaker ETF Series, Modern Capital Funds Trust, and Wonderfund Trust, each a Delaware business/statutory trust (individually, a “Trust” and collectively the “Trusts”).
Each of the Trusts has established various series of the Trusts (the “Funds”) and may establish additional Funds from time to time in the future.  The Trusts are named as insureds under a joint insured bond in accordance with Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940.  In order to comply with paragraph (f) of such Rule, the Trusts hereby agree that, in the event recovery is received under the bond as a result of a loss sustained by more than one of the Trusts, each Trust shall receive an equitable and proportionate share of such recovery, but at least equal to the amount which the Trust would have received had the Trust provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.
A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with or has been made available to the Secretary of the State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trusts.
IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed and their respective seals to be affixed by their respective officers thereunto duly authorized.
STARBOARD INVESTMENT TRUST

By:	/s/ Katherine M. Honey
Katherine M. Honey, President

SPINNAKER ETF SERIES

By:	/s/ Katherine M. Honey
Katherine M. Honey, President

MODERN CAPITAL FUNDS TRUST

By:	/s/ Bradley D. Atkins
Bradley D. Atkins, President

WONDERFUND TRUST

By:	/s/ Heather Kelly
Heather Kelly, President